UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

David S. Thomas, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 27,820
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,811,766
EACH REPORTING	9	SOLE DISPOSITIVE POWER 27,820
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,811,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,839,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,811,766
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,811,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,811,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON BD-PN-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,555,556
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,555,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 4 ("Amendment No. 4") supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013, Amendment No. 2 filed on December 12, 2013 and Amendment No. 3 filed on November 14, 2014 (the "Amended 13D" and, together with this Amendment No. 4, the "Schedule 13D"), on behalf of The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs") and GS Direct, L.L.C. ("GS Direct" and together with GS Group and Goldman Sachs, the "Reporting Persons").1

Except as set forth below, all Items of this Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.          Identity and Background.

Item 2 of the Amended 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III, hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.

ITEM 4.          Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended and supplemented by adding the following information:

On June 9, 2015, Broad Street Principal Investments, L.L.C. ("BSPI"), an affiliate of the Reporting Persons, and the Issuer entered into a Confidentiality Agreement ("Confidentiality Agreement"). Under the Confidentiality Agreement, BSPI and the Issuer, agreed, among other things, to a customary non-disclosure agreement governing the exchange of confidential information and a "standstill provision" in which neither BSPI nor certain of its representatives will, without approval from the Issuer, for a period of one year from the date of the agreement, seek to acquire any of the Issuer's securities, a substantial portion of the Issuer's assets or otherwise seek to control or influence management of the Issuer, or the Issuer's board of directors, or assist or encourage any third parties to do the same.  The Confidentiality Agreement had a termination date of June 9, 2017.  On July 15, 2016, BSPI and the Issuer amended the Confidentiality Agreement to extend its termination date until July 15, 2018.

On November 12, 2015, GS Direct and the Issuer entered into a Letter Agreement, pursuant to which the parties agreed to amend Section 10 of the Repurchase Agreement ("Right of First Negotiation, Investment Agreement and Registration Rights Agreement") to extend the right of first offer period thereunder from December 31, 2015 to December 31, 2016. As so amended, if, subject to certain exceptions, GS Direct intends to seek to sell any shares of Common Stock at any time after the closing of the Repurchase Transaction but prior to December 31, 2016, it will notify the Issuer of such intent and the Issuer will thereafter have a period of twenty-one days to negotiate and close its acquisition of such shares, after which period GS Direct will be free to sell such shares to a third party (subject to the applicable restrictions of the Investment Agreement).

On July 15, 2016, BSPI and the Issuer entered into a Standstill Agreement ("Standstill Agreement"). Under the Standstill Agreement, BSPI and the Issuer, agreed, among other things, to a "standstill provision" in which neither BSPI nor certain of its representatives will, without approval from the Issuer, until July 15, 2017, seek to acquire any of the Issuer's securities, a substantial portion of the Issuer's assets or otherwise seek to control or influence management of the Issuer, or the Issuer's board of directors, or assist or encourage any third parties to do the same. The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, which is attached as Exhibit 99.3 hereto.

ITEM 5.          Interests in Securities of the Issuer.

Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

(a)  All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 46,594,741 shares of Common Stock outstanding as of March 31, 2016 as disclosed in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the "10-Q").

As of the close of business on July 15, 2016, GS Group may be deemed to have beneficially owned 5,839,586 shares of Common Stock in the aggregate, consisting of (i) 6,877 shares of Common Stock beneficially owned directly by GS Group, (ii) 20,943 shares of Common Stock, consisting of 3,700 shares of Common Stock granted to Bradley J. Gross, a managing director of Goldman Sachs, in his capacity as a director of the Issuer pursuant to the Issuer's 2016 Equity Incentive Plan, 15,366 shares of Common Stock granted to Mr. Gross in his capacity as a director of the Issuer pursuant to the Issuer's 2011 Equity Incentive Plan and 1,877 shares of Common Stock granted to Mr. Gross pursuant to the Issuer's Outside Director Stock Award Plan, (iii) 5,555,556 shares of Common Stock beneficially owned indirectly by GS Group that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (iv) 256,210 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 12.5% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of March 31, 2016 as disclosed in the Issuer's 10-Q).

As of the close of business on July 15, 2016, Goldman Sachs may be deemed to have beneficially owned 5,811,766 shares of Common Stock in the aggregate, consisting of (i) 5,555,556 shares of Common Stock beneficially owned indirectly by Goldman Sachs that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (ii) 256,210 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 12.5% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of March 31, 2016 as disclosed in the Issuer's 10-Q).

As of the close of business on July 15, 2016, GS Direct may be deemed to have beneficially owned 5,555,556 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D, representing approximately 11.9% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of March 31, 2016 as disclosed in the Issuer's 10-Q, net of the shares repurchased by the Issuer pursuant to the Repurchase Transaction).

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Except as otherwise described in this Schedule 13D and on Schedule IV hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from May 16, 2016 through July 15, 2016.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended 13D is hereby amended and supplemented by incorporating the description of the Standstill Agreement set forth in Item 4 of this Amendment No. 4, which Item is incorporated by reference in its entirety into this Item 6.

ITEM 7.          Material to Be Filed as Exhibits.

EXHIBIT	DESCRIPTION

99.2	Letter Agreement, dated November 12, 2015, by and between GS Direct, L.L.C. and Griffon Corporation
99.3	Standstill Agreement, dated July 15, 2016, by and between Broad Street Principal Investments, L.L.C. and Griffon Corporation
________________________

[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Direct, L.L.C. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Matthias Hieber, Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are  citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Matthias Hieber is a citizen of Austria and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Yael Levy	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Sam Agnew Matteo Botto Poala, Michael Bruun, Tim Campbell, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Heather L. Mulahasani, Emilie Railhac, David Reis, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth, Penny McSpadden and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay hyun Lee and Wanlin Liu and is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, David Campbell, Daniel Dees, George Lee, Stuart N. Bernstein and Christopher Buddin is 555 California Street, San Francisco, CA 94104. The business address of Scott Ackerman, Christopher Adams, Michael Dalton, Thomas Ferguson, Kerry Houchin, James Huckaby, Kyle Kendall, Christopher Monroe, Julianne Ramming, Patrick Tribolet, Michael Watts and Christopher Young is 6011 Connection Drive, Irving, TX 75039. The business address of Amit Raje is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of each of Tianqing Li and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People's Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.  The business address of each of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower, 47th floor, 10-1 Roppongi 6-chome, Minato-ku, Tokyo 106-6147 Japan.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds and Emilie Railhac are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, David Reis and Oliver Thym are citizens of Germany; Sam Agnew, Julian C. Allen, Anthony Arnold, Tim Campbell, James R. Garman, Stephanie Hui and Heather L. Mulahasani are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, Harsh Nanda and Amit Raje are citizens of India; David Campbell and Peter Lyneham are citizens of Australia; Maximilliano Ramirez-Espain and Ana Estrada Lopez  are citizens of Spain; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Michael Bruun is a citizen of Denmark; Xiang Fan is a citizen of the People's Republic of China;  Michael Hui, Wanlin Liu, Tianquing Li and Bin Zhu are citizens of the People's Republic of China (Hong Kong permanent residents); and Jay hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

James R. Garman	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Alan S. Kava	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.

Allison Beller	Vice President	Managing Director of Goldman, Sachs & Co.

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Michael Bruun	Vice President	Managing Director of Goldman Sachs International

David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.

Tim Campbell	Vice President	Managing Director of Goldman Sachs International

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Mike Ebeling	Vice President	Managing Director of Goldman Sachs International

Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International

Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jeffrey M. Fine	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

James Huckaby	Vice President	Managing Director of Goldman, Sachs & Co.

Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.

Kyle Kendall	Vice President	Managing Director of Goldman, Sachs & Co.

Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.

Jay hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.

Christopher Monroe	Vice President	Managing Director of Goldman, Sachs & Co.

Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International

Harsh Nanda	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Emilie Railhac	Vice President	Managing Director of Goldman Sachs International

Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

David Reis	Vice President	Managing Director of Goldman Sachs International

Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co.

Richard Spencer	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Peter A. Weidman	Vice President	Managing Director of Goldman, Sachs & Co.

Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Same Agnew	Vice President	Managing Director of Goldman Sachs International

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Patrick Tribolet	Vice President	Managing Director of Goldman Sachs International

Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.

Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.

David Thomas	Vice President. Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Getty Chin	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Kirsten Frivold	Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Scott Ackerman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael Dalton	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher Adams	Vice President	Vice President of Goldman, Sachs & Co.

Kerry Houchin	Vice President	Vice President of Goldman, Sachs & Co.

Christopher Young	Vice President	Vice President of Goldman, Sachs & Co.

Daniel Dees	Vice President	Managing Director of Goldman, Sachs & Co.

George Lee	Vice President	Managing Director of Goldman, Sachs & Co.

Gregg R. Lemkau	Vice President	Managing Director of Goldman, Sachs & Co.

Jeffrey W. Schroeder	Vice President	Managing Director of Goldman, Sachs & Co.

Stuart N. Bernstein	Vice President	Managing Director of Goldman, Sachs & Co.

Brian W. Bolster	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher Buddin	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth E. Robinson	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Bunson	Vice President	Managing Director of Goldman, Sachs & Co.

Donald Earl	Vice President	Vice President of Goldman, Sachs & Co.

SCHEDULE III

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative ("ASI") clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the "ASI Order") by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison ("Morrison") was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer's Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill ("Cahill"), the then-Treasurer of Massachusetts. Morrison worked on Cahill's campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison's contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs's engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs's failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC's jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the "Morrison Order"). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs's payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act. The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement's Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs's policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant's recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.
The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on the Goldman Sachs's automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs's locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs' offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV

Trade Date	Buy (B) / Sell (S)	Quantity	Price
6/24/2016	B	100	16.07
6/24/2016	S	9	16.02
6/24/2016	S	14	16.1
6/24/2016	S	86	16.1
6/24/2016	S	100	16
6/24/2016	S	100	16
6/24/2016	S	100	16.03
6/24/2016	S	100	16.04
6/24/2016	S	100	16.06
6/24/2016	S	100	16.07
6/24/2016	S	100	16.09
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.11
6/24/2016	S	100	16.12
6/24/2016	S	100	16.13
6/24/2016	B	95	16.04
6/24/2016	B	100	16.04
6/24/2016	B	100	16.04
6/24/2016	B	100	16.05
6/24/2016	B	100	16.11
6/24/2016	B	100	16.13
6/24/2016	S	11	16.1
6/24/2016	S	33	16.05
6/24/2016	S	67	16.05
6/24/2016	S	79	16.06
6/24/2016	S	100	16
6/24/2016	S	100	16
6/24/2016	S	100	16.01
6/24/2016	S	100	16.02
6/24/2016	S	100	16.03
6/24/2016	S	100	16.04
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.06
6/24/2016	S	100	16.08
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11

Trade Date	Buy (B) / Sell (S)	Quantity	Price
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11
6/24/2016	S	100	16.12
6/24/2016	S	100	16.13
6/24/2016	B	100	16.05
6/24/2016	B	100	16.05
6/24/2016	B	100	16.06
6/24/2016	S	42	16.07
6/24/2016	S	58	16.07
6/24/2016	S	100	16.01
6/24/2016	S	100	16.02
6/24/2016	S	100	16.02
6/24/2016	S	100	16.02
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.06
6/24/2016	S	100	16.07
6/24/2016	S	100	16.09
6/24/2016	B	5	16.08
6/24/2016	B	100	16.01
6/24/2016	B	100	16.1
6/24/2016	S	3	16.05
6/24/2016	S	97	16.05
6/24/2016	S	100	15.97
6/24/2016	S	100	16.02
6/24/2016	S	100	16.02
6/24/2016	S	100	16.03
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.11
6/24/2016	B	100	16.1199
6/24/2016	S	91	16.06
6/24/2016	S	100	16.01
6/24/2016	S	100	16.02
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.09
6/24/2016	B	2	16.04
6/24/2016	B	3	16.04
6/24/2016	B	5	16.04
6/24/2016	B	6	16.04
6/24/2016	B	12	16.04
6/24/2016	B	14	16.04
6/24/2016	B	43	16.04
6/24/2016	B	57	16.04
6/24/2016	B	100	16.04
6/24/2016	B	100	16.04
6/24/2016	B	108	16.04
6/24/2016	B	122	16.04
6/24/2016	B	144	16.04
6/24/2016	B	160	16.04
6/24/2016	B	187	16.04
6/24/2016	B	192	16.04
6/24/2016	B	193	16.04
6/24/2016	B	200	16.04

Trade Date	Buy (B) / Sell (S)	Quantity	Price
6/24/2016	B	200	16.04
6/24/2016	B	200	16.04
6/24/2016	B	205	16.04
6/24/2016	B	212	16.04
6/24/2016	B	220	16.04
6/24/2016	B	257	16.04
6/24/2016	B	300	16.04
6/24/2016	B	434	16.04
6/24/2016	B	450	16.04
6/24/2016	B	546	16.04
6/24/2016	B	624	16.04
6/24/2016	B	700	16.04
6/24/2016	B	700	16.04
6/24/2016	B	787	16.04
6/24/2016	B	800	16.04
6/24/2016	B	800	16.04
6/24/2016	B	800	16.04
6/24/2016	B	825	16.04
6/24/2016	B	852	16.04
6/24/2016	B	852	16.04
6/24/2016	B	1232	16.04
6/24/2016	B	1256	16.04
6/24/2016	B	1378	16.04
6/24/2016	B	1400	16.04
6/24/2016	B	1577	16.04
6/24/2016	B	1746	16.04
6/24/2016	B	1838	16.04
6/24/2016	B	1959	16.04
6/24/2016	B	2039	16.04
6/24/2016	B	2200	16.04
6/24/2016	B	2336	16.04
6/24/2016	B	5532	16.04
6/24/2016	B	13557	16.04
6/24/2016	B	40993	16.04
6/24/2016	B	41000	16.04
6/24/2016	S	1	16.04
6/24/2016	S	3	16.13
6/24/2016	S	4	16.11
6/24/2016	S	5	16.02
6/24/2016	S	10	16.01
6/24/2016	S	10	16.04
6/24/2016	S	11	16.1
6/24/2016	S	11	16.11
6/24/2016	S	21	16.01
6/24/2016	S	21	16.09
6/24/2016	S	23	16.04
6/24/2016	S	34	16.09
6/24/2016	S	66	16.09
6/24/2016	S	79	16.1
6/24/2016	S	89	16.11
6/24/2016	S	89	16.12
6/24/2016	S	90	16.01
6/24/2016	S	95	16.02
6/24/2016	S	96	16.11
6/24/2016	S	97	16.13

Trade Date	Buy (B) / Sell (S)	Quantity	Price
6/24/2016	S	100	16.01
6/24/2016	S	100	16.03
6/24/2016	S	100	16.03
6/24/2016	S	100	16.04
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.06
6/24/2016	S	100	16.06
6/24/2016	S	100	16.07
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.09
6/24/2016	S	100	16.11
6/24/2016	S	100	16.11
6/24/2016	S	100	16.12
6/24/2016	S	100	16.14
6/24/2016	S	107	16.04
6/24/2016	S	213	16.04
6/24/2016	S	223	16.04
6/24/2016	S	261	16.04
6/24/2016	S	707	16.04
6/24/2016	S	821	16.04
6/24/2016	S	4734	16.04
6/24/2016	S	7000	16.04
6/24/2016	S	7000	16.04
6/24/2016	S	7000	16.04
6/24/2016	S	40993	16.04
6/24/2016	S	41000	16.04
6/24/2016	S	100	15.98
6/24/2016	S	100	16
6/24/2016	S	100	16.01
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.05
6/24/2016	S	100	16.06
6/24/2016	S	100	16.08
6/24/2016	S	100	16.09
6/24/2016	S	41	16.04
6/24/2016	S	59	16.04
6/24/2016	S	100	15.98
6/24/2016	S	100	16.04
6/24/2016	S	100	16.1
6/24/2016	S	100	16.1
6/24/2016	S	1	16.1
6/24/2016	S	89	16.12
6/24/2016	S	99	16.1

Trade Date	Buy (B) / Sell (S)	Quantity	Price
6/24/2016	S	100	15.99
6/24/2016	S	100	16
6/24/2016	S	100	16.04
6/24/2016	S	100	16.04
6/24/2016	S	100	16.06
6/24/2016	S	100	16.06
6/24/2016	S	100	16.09
6/24/2016	S	100	16.13
6/24/2016	S	100	16.14
6/24/2016	B	21	16.1
6/24/2016	B	79	16.1